UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ____)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Gammon Lake Resources Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

364915 10 8
(CUSIP Number)

Gil Cornblum
Dorsey & Whitney LLP
Ste. 4310 – 161 Bay Street
Toronto, Ontario M5J 2S1
(416) 367-7373
____________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 5, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [_].

Note:     Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 364915 10 8

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bradley H. Langille
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	Sole Voting Power 1,176,000
	8	Shared Voting Power 1,176,000
	9	Sole Dispositive Power 1,176,000
	10	Shared Dispositive Power 1,176,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,176,000 common shares of Gammon Lake Resources Inc. (the "Corporation") are currently owned beneficially and of record by Mr. Langille, Chief Executive Officer and a director of the Corporation. In addition, Mr. Langille holds options to acquire 1,987,000 common shares of the Corporation.
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Approximately 2%. Assuming the exercise of all of the options to purchase common shares of the Corporation held by Mr. Langille, Mr. Langille would benefically own or exercise control or direction over approximately 5.2% of the then outstanding common shares of the Corporation.
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.  Security and Issuer.

                The class of equity securities to which this statement relates is common shares of Gammon Lake Resources Inc., a Quebec corporation (the “Corporation”). The principal executive offices of the Corporation are located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, Canada B3B 1T5.

Item 2.  Identity and Background.

            (a)   The person filing this statement is Bradley H. Langille.

            (b)   Mr. Langille’s address is c/o 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, Canada B3B 1T5.

            (c)   Mr. Langille’s principal occupation is as Chief Executive Officer and a director of the Corporation.

            (d) — (e)  During the last five years, Mr. Langille has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

            (f)   Mr. Langille is a Canadian citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

                Personal funds were used by Mr. Langille in effecting the acquisition of common shares of the Incorporation referred to in 5(c) below.

Item 4.  Purpose of Transaction.

               The securities of the Corporation controlled by Mr. Langille are held as an investment. Mr. Langille does not have any present intention to acquire any additional securities of the Corporation. Mr. Langille intends to review his investment in the Corporation on a continuing basis and may increase or decrease his holding of securities of the Corporation in the future. Any such increase or decrease will depend on various factors, including, among other things, the price and availability of securities of the Corporation, subsequent developments affecting the Corporation or its business, other available investments and business opportunities, general stock market and economic conditions, tax considerations and required regulatory approvals.

               Other than discussed above, Mr. Langille currently has no plans to effect any of the transactions required to be described in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

               (a)-(b)  1,176,000 common shares of the Corporation are currently owned beneficially and of record by Mr. Langille, representing approximately 2% of the outstanding common shares of the Corporation. In addition, Mr. Langille holds options to acquire 1,987,000 common shares of the

Corporation. Assuming the exercise of all of such options, Mr. Langille would beneficially own or exercise control or direction over an aggregate of 3,163,000 common shares of the Corporation, representing approximately 5.2% of the then outstanding common shares of the Corporation.

                (c)  On October 29, 2003 Mr. Langille sold 5,000 common shares for C$5.70, and 5,000 common shares for C$5.76. On October 30, 2003 Mr. Langille sold 100,000 common shares for C$5.95, and 6,000 common shares for C$6.61. On November 5, 2003 Mr. Langille sold 6,000 common shares for C$6.61. All sales were made in open market transactions. Mr. Langille holds 1,176,000 common shares after such sales.

               (d)    Not applicable.

                (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               Other than as described in Item 3, 4 and 5, Mr. Langille has no knowledge of any arrangements, undertakings or relationships (legal or otherwise), including but not limited to transferring of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of proxies, divisions of profits or loss, or the giving or withholding of proxies.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: Nov 12, 2003

By: /s/ Bradley H. Langille Name: Bradley H. Langille